Filed by CC Neuberger Principal Holdings II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vector Holding, LLC

Investor Presentation FEBRUARY 2022

2 2 This confidential investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to an investment in connection with the proposed business combination (the “Business C ombination”) between CC Neuberger Principal Holdings II (“SPAC”) and Griffey Global Holdings, Inc. (together with its subsidiaries, the “Company”). The information contained herein doe s not purport to be all - inclusive and none of SPAC, the Company or their respective representatives or aﬃliates makes any repres entation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. Neither the Company nor SPAC has verified, or wil l verify, any part of this Presentation. The recipient should make its own independent investigations and analyses of the Com pan y and its own assessment of all information and material provided, or made available, by the Company, SPAC or any of their respective directors, officers, employees, affiliates, agen ts, advisors or representatives. This Presentation is not intended to form the basis of any investment decision and there can be no assurance that any transac tio n will be undertaken or completed in whole or in part. The delivery of this Presentation shall not be taken as any form of co mmi tment on the part of SPAC, the Company or its shareholders to proceed with a transaction, and no offers will subject SPAC, the Company or its shareholders to any contractual obligation s b efore definitive documentation has been executed. SPAC and the Company reserve the right at any time without prior notice and wi thout any liability to (i) negotiate with one or more prospective investors in accordance with any timetable and on any terms that SPAC or the Company may decide, (ii) provide dif fer ent information or access to information to different prospective investors, (iii) enter into definitive documentation and (i v) terminate the process, including any negotiations with any prospective investor without giving any reasons therefor. This Presentation does not constitute (i) a solicitation of a proxy , c onsent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to se ll, a solicitation of an offer to buy or a recommendation to purchase any security of SPAC, the Company or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption there fro m. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and ﬁnancial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentatio n, you conﬁrm that you are not relying upon the information contained herein to make any decision. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes sh ould inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the Unit ed States securities laws prohibit any person who has material, non - public information concerning a company from purchasing or selling securities of such company or from communicatin g such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely t o p urchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchang e A ct"), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contain ed herein in contravention of the Exchange Act, including, without limitation, Rule 10b - 5 thereunder. This Presentation and information contained herein constitutes conﬁdential information and is provided to you on the conditio n t hat you agree that you will hold it in strict conﬁdence and not reproduce, disclose, forward or distribute it in whole or in par t without the prior written consent of SPAC and the Company and is intended for the recipient hereof only. By accepting this Presentation, the recipient agrees (a) to maintain the confidential ity of all information that is contained in this Presentation and not already in the public domain and (b) to return or destroy a ll copies of this Presentation or portions thereof in its possession upon request. Forward Looking Statements Certain statements in this Presentation may be considered forward - looking statements. Forward - looking statements generally relat e to future events or SPAC’s or the Company’s future ﬁnancial or operating performance. For example, statements regarding ant ici pated growth in the industry in which the Company operates and anticipated growth in demand for the Company’s products, projections of the Company’s future ﬁnancial results, i ncl uding future Revenue and Adjusted EBITDA, possible growth opportunities for the Company and other metrics are forward - looking st atements. In some cases, you can identify forward - looking statements by terminology such as “pro forma,” “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “str ive ,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue ,” or the negatives of these terms or variations of them or similar terminology. Such forward - looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward - looking statements. These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by SPAC and its mana gement, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks var iability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, b ut are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of ne gotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, the combin ed company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of SPAC, to obtain financing to complete the Business Combination o r t o satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing stan dar ds following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Busin ess Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manag e growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or reg ula tions; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, a nd/ or competitive factors; (11) the Company’s estimates of expenses and profitability; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Caut ion ary Note Regarding Forward - Looking Statements” in SPAC’s final prospectus relating to its initial public offering dated July 30, 2020 or in other documents filed by SPAC with the SEC and the “Risk Factors” section included in the Appendix to this Presentation. There may be additional risks that neither SPAC nor the Co mpany presently know or that SPAC and the Company currently believe are immaterial that could also cause actual results to di ffe r from those contained in the forward - looking statements. Nothing in this Presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved. You should not place undue reliance on forward - looking statements, which speak only as of the date they are made. Neither SPAC nor the Company undertakes any duty to update or revise these for war d - looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matte r referred to in this Presentation. The Company and SPAC disclaim any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this Presentation and such liability is expressly disc lai med. The recipient agrees that it shall not seek to sue or otherwise hold the Company, SPAC or any of their respective directors, officers, employees, affiliates, agents, advisors or r epr esentatives liable in any respect for the provision of this Presentation, the information contained in this Presentation, or the omission of any information from this Presentation. Only those particular representations and warranties of the Company or SPAC made in a definitive written agreement regarding the transac tio n (which will not contain any representation or warranty relating to this Presentation) when and if executed, and subject to suc h limitations and restrictions as specified therein, shall have any legal effect. Non - GAAP Financial Measures This Presentation includes projections of certain financial measures not presented in accordance with generally accepted acco unt ing principles (“GAAP”) including, but not limited to, EBITDA, EBITDA Margin, Adjusted EBITDA and Gross profit, and certain r ati os and other metrics derived therefrom. These non - GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significa nt in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolati on or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s pr ese ntation of these measures may not be comparable to similarly - titled measures used by other companies. The Company believes these non - GAAP measures of financial results provide useful information to management and investors regardi ng certain financial and business trends relating to the Company’s financial condition and results of operations. The Company be lieves that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing results of operations and trends in and in co mpa ring the Company’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors. These non - GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are ex clu ded or included in determining these non - GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded f rom these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company i s unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward - looking non - GAAP financial measures is inclu ded. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could be material to future results. Disclaimer

3 3 Financial Information The historical financial information regarding Getty Images, Inc. contained in this Presentation has been taken from or prepa red based on historical financial statements of Getty Images, Inc.. These historical financial statements provided have only been r eviewed under private company standards and have not undergone a public company audit. Updating for public company disclosure requirements will likely include changes to the clas sif ication & disclosure of preferred stock, derivative instruments and foreign currency, as well as other adjustments resulting fro m the public company audit. An audit of the Company’s consolidated financial statements in accordance with the requirements of the Public Company Accounting Oversight Board ("PCAO B") is in process and such financial statements will be included in the registration statement/proxy statement related to the Bus in ess Combination. Accordingly, the historical financial information included herein should be considered preliminary and subject to adjustment in connection with the completion of t he PCAOB audit. The Company's results and financial condition as reflected in the financial statements included in the registrat ion statement/proxy statement may be adjusted or presented differently from the historical financial information included herein, and the differences could be material. Use of Projections This Presentation contains financial forecasts with respect to the Company’s projected financial results, including Revenue g row th and EBITDA Margin, for the Company's fiscal years 2021 through 2022. The Company's independent auditors have not audited, rev iewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opi nion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections shou ld not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wid e variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ ma terially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Incl us ion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information wil l be achieved. Industry and Market Data This presentation also contains estimates and other statistical data made by independent parties and by the Company relating to market size and growth and other data about the Company’s industry. This data involves a number of assumptions and limitation s, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of the future performance of the markets in which the Company op erates are necessarily subject to a high degree of uncertainty and risk. Trademarks This Presentation contains trademarks, service marks, trade names and copyrights of other companies, which are the property o f t heir respective owners. The Company’s use thereof does not imply an affiliation with, or endorsement by, the owners of such t rad emarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation ma y b e listed without the TM, SM © or ® symbols, but the Company will assert, to the fullest extent under applicable law, the righ ts of the applicable owners to these trademarks, service marks, trade names and copyrights. For a description of the risks associated with an investment in the Company, including with respect to its business and opera tio ns, we refer you to the "Risk Factors" section in the Appendix to this Presentation. Additional Information In connection with the proposed Business Combination, the parties have filed with the SEC on January 18, 2022 a registration sta tement on Form S - 4 containing a preliminary proxy statement of SPAC and a preliminary prospectus of the combined company, and af ter the registration statement is declared effective, SPAC will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. Thi s P resentation does not contain all the information that should be considered concerning the proposed Business Combination and i s n ot intended to form the basis of any investment decision or any other decision in respect of the Business Combination. SPAC’s shareholders and other interested persons are advised to re ad, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/ pro spectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about SPAC, the Company and the Busi nes s Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Busine ss Combination will be mailed to shareholders of SPAC as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obta in copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed wit h t he SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: CC Neuberger Principal Holdings II, 200 Park Avenue, 58th Floor, New York, New Yor k 10166 (phone: (212) 355 - 5515). Participants in the Solicitation SPAC and its directors and executive officers may be deemed participants in the solicitation of proxies from SPAC’s sharehold ers with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a descri pt ion of their interests in SPAC is contained in SPAC’s final prospectus related to its initial public offering dated July 30, 2020, which was filed with the SEC and is available free of cha rge at the SEC’s web site at www.sec.gov, or by directing a request to CC Neuberger Principal Holdings II, 200 Park Avenue, 5 8th Floor, New York, New York 10166 (phone: (212) 355 - 5515). Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for t he proposed Business Combination when available. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies fro m t he shareholders of SPAC in connection with the proposed Business Combination. A list of the names of such directors and execu tiv e officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement for the proposed Business Combination when available. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORI TY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. The Company and SPAC reserve the right to negotiate with one or more parties and to enter into a definitive agreement relatin g t o the transaction at any time and without prior notice to the recipient or any other person or entity. The Company and SPAC a lso reserve the right, at any time and without prior notice and without assigning any reason therefor, (i) to terminate the further participation by the recipient or any other person or ent ity in the consideration of, and proposed process relating to, the transaction, (ii) to modify any of the rules or procedures rel at ing to such consideration and proposed process and (iii) to terminate entirely such consideration and proposed process. No representation or warranty (whether express or implied) has been made by th e Company, the SPAC or any of their respective directors, officers, employees, affiliates, agents, advisors or representative s w ith respect to the proposed process or the manner in which the proposed process is conducted, and the recipient disclaims any such representation or warranty. The recipient acknowledge s t hat the Company, SPAC and their respective directors, officers, employees, affiliates, agents, advisors or representatives ar e u nder no obligation to accept any offer or proposal by any person or entity regarding the transaction. None of the Company, SPAC or any of their respective directors, officers, employe es, affiliates, agents, advisors or representatives has any legal, fiduciary or other duty to any recipient with respect to the m an ner in which the proposed process is conducted. Disclaimer (Cont’d)

4 CC Neuberger Principal Holdings II Getty Images Craig Peters CEO Founder & CEO Chinh Chu  17 years of investment and private equity experience, including co - founding The WindAcre Partnership EVP, Corporate Development Douglas Newton Director Charles Kantor Jennifer Leyden CFO  28 years of public market investing experience, including 20 years at Neuberger Berman  31 years of investment and private equity experience, including 25 years at Blackstone  5 years of experience at Getty Images, former CFO at Physique 57 and Senior Director of Finance at Sony Music  15 years of experience at Getty Images, prior leadership roles at WireImage , Fox Sports Interactive, PGA TOUR Today’s Participants

5 Strong Competitive Differentiation  Blue - chip company with scarcity value  Highest quality, exclusive content library , including partnerships with leading media, entertainment and sports properties to serve diverse enterprise, SMB, and prosumer customer base  Marketplace with strong network effects across content creators and consumers  Proprietary search and AI / ML technologies drive superior content platform Accelerating Tailwinds in an Attractive Industry  Accelerating demand for visual and digital content with significant and growing white space  Digital advertising investment tracks content consumption growth , catalyzed by video  Rapid acceleration in digital media consumption and proliferation of social media and the “creator economy” = extensive long - tail opportunity Compelling Entry Valuation  Attractive intrinsic valuation  Entry at mid - single digit PF FCF yield with mid to high single digit plus organic revenue growth and high incremental margins, low capital intensity and substantial upside opportunities  Attractive entry valuation relative to peers offers substantial upside  5x - 7 x discount to peers on an EV / Adj. EBITDA basis Significant Value Creation Opportunity  Deep Sponsor experience and expertise in building and scaling data and content driven businesses and will collaboratively work with management to seamlessly execute on a substantial value creation opportunity  Accelerate revenue growth by executing and capitalizing on opportunities such as increasing subscription revenue, a growing corporate customer segment, and compelling future / existing upsell opportunities (e.g. Video)  Increased focus on AI/ML and data - driven initiatives to drive significant improvement in customer acquisition & marketing ROI , to pursue the cutting edge in image/video tagging, and to optimize search capabilities  Foundation for future growth through exclusive partnerships, strategic M&A, new product offerings and continued international expansion  Significant upside opportunity in NFTs given Getty’s unique and comprehensive content library 1 Subscription Revenue as of 1H’21. Total Purchasing Customers for LTM Q2’21. Exclusive Content Revenue as of LTM Q2’21. Premiu m P artners as of June 30, 2021. 2 InsightSlice , November 2020. 2020 TAM extrapolated based on $11bn TAM estimate for 2019, with a 12% growth rate applied based on ’19 - ’30 CAGR of 12%. 3 PubMatic 2020 Global Digital Ad Trends (2020). 4 Company filings and FactSet as of 12/8/2021. 5 Broader peers includes median of: Etsy, GoDaddy , Adobe, Avid Technology, Wix , Squarespace, Universal Music Group , Warner Music Group and The New York Times. 6 Based on midpoint of guidance for 2022E Adj. EBITDA. Please see appendix for a reconciliation of non - GAAP measures. 1 2 3 4 15x 20x 22x CY2022E EV / Adj. EBITDA 4 Broader Peers 5 ~45% Subscription Revenue 1 749k+ Total Purchasing Customers 1 ~70% Exclusive Content Revenue 1 50+ Premium Partners 1 + Exclusive Rights Access $12bn+ Digital Content TAM 2 $60bn+ Digital Video Ad Spend 3 6 Investment Highlights

6 6 6 Video Upsell Opportunity Attractive Subscription Business Model Corporate Customer Opportunity Partnerships, M&A and NFTs AI / ML & Data Analytics Superior Marketing ROI 1 4 6 2 3 5 x Accelerate recurring growth momentum x Further penetrate and expand enterprise subscriptions and unlock significant future upside x Enhance market leadership position through continuous growth in content and innovation, powered by scaled & proprietary data x Leverage sponsor experience in AI / ML to enhance data - driven organizational focus x Unlock revenue upside from additional high - ROI marketing investment x Address international white space x Pursue several actionable levers to achieve further revenue growth upside (e.g. exclusive partnerships, strategic M&A, new product offerings, geographic expansion and NFTs) x Drive go - to - market strategy to fuel continued momentum in penetration and spend across corporate customers x Continue expansion across large addressable customer white space x Capture compelling video upsell potential driven by customer demand and product innovation x Grow high - value video customer base with substantial remaining headroom for expansion Significant Value Creation Opportunity

7 ($ in millions) Transaction Sources Amount CCNB2 Cash in Trust 2 $828 CCNB2 FPA 200 PIPE Investors 225 Balance Sheet Cash 199 Total Sources $1,452 Transaction Uses Amount Existing Debt Paydown $651 KED Preferred Paydown 6 589 Cash to Balance Sheet 100 Transaction Expenses 3 112 Total Uses $1,452 (Shares and $ in millions) Pro Forma Shares Outstanding 378.1 Share Price $10.00 PF Equity Value $3,781 (+) PF Debt $1,119 (−) PF Cash (100) PF Enterprise Value $4,800 PF EV / 2022E Adj. EBITDA 15.2x PF EV / 2022E Revenue 5.0x PF Net Debt / 2022E Adj. EBITDA 3.2x Existing Getty Stockholders ( 63% ) SPAC Investors ( 22% ) SPAC FPA Investors (5%) Institutional PIPE ( 2% ) Sponsor ( 8% ) Cash Sources and Uses Pro Forma Valuation and Ownership ▪ Enterprise value of $4.8 billion, 15.2x FY 2022E Adj. EBITDA based on guidance midpoint of $315 million 1 5 ▪ Existing Getty stockholders (other than Koch Equity Development (“KED”)) will roll 100% of their existing stake and own (with KED) approximately 63% of the pro forma company, with an additional 65 million earn - out shares of the pro forma company to be issued subject to certain vesting conditions (with one - third vesting at $12.50, one - third vesting at $15.00 and one - third vesting at $17.50) ▪ KED will equitize $150 million of preferred equity into 15 million common shares ▪ 20% of the existing founder shares will be subject to certain vesting conditions, with half vesting at $12.50 and half vestin g a t $15.00 ▪ $225 million PIPE consisting of $100 million from the CCNB2 sponsor, $50 million from the Getty family, and $75 million from Mul tiply Group ▪ Transaction expected to close in H1’22 Transaction Overview 4 4 5 5 7 Note: All balance sheet items reflect estimates for 3/31/2022. Anticipated close in H1’22. Assumes no redemptions. Sharecount includes 232.3 million rollover shares (including 15.0 million common shares from KED preferred equitization shares and rollover vested options on a post - exercise basis, assuming net exercise at a $10.00 share price and excluding any Ge tty PIPE shares), 82.8 million CCNB2 SPAC shares, 20.0 million FPA shares, 22.5 million PIPE shares and 20.6 million CCNB2 (excluding any sponsor PIPE shares) founder shares. Sharecount excludes 65.0 million seller earn - out shares, 5.14 million founder earn - out shares and 43.0 million warrants with a strike pric e of $11.50. Figures do not reflect impact from RSUs, warrants, or unvested and future management options. 1 Includes ~$9mm of public company costs (BOD, D&O, additional headcount and audit and professional fees). 2 Assumes no redemptions from CCNB2 Trust Account. 3 Includes SPAC deferred underwriting fee, and estimated Getty Images & CCNB2 transaction costs. 4 Based on midpoint of guidance range for FY 2022E Revenue and Adj. EBITDA. 5 Please see appendix for a reconciliation of non - GAAP measures. 6 Estimated value as of 3/31/2022, inclusive of fees related to early repayment. 7 Includes rollover vested options on a post - exercise basis, assuming net exercise at a $10.00 share price. Does not include unvested rollover options. 8 Includes 5.0 million PIPE shares related to $50 million PIPE investment from the Getty family. 9 Includes sponsor shares and 10.0 million PIPE shares related to $100 million PIPE investment from the CCNB2 sponsor. 10 Reflects 7.5 million PIPE shares related to $75 million PIPE investment from Multiply Group. 7 9 4 10 8

1 Business Overview 8 1

9 Our Mission: Move the world with images Our Culture and Values: We are trustworthy, transparent, and honest We always raise the bar We collectively bring solutions We care, are kind, courteous, and respectful We reject biased behavior and discrimination We are inclusive of different voices, perspectives, and experiences We are one Getty Images with no silos We deliver on our commitments and commercial goals We put the customer at the heart of everything we do 9

10 10 CONTENT CONSUMERS 2 00+ Countries & Territories 2.3bn+ Searches / Year ~45% FY’21E Subscription Revenue 420k+ New Customers / Year 1 CONTENT CREATORS 250+ Content Partners 450k+ Contributors 79k+ Exclusive Contributors 100+ Staff Photographers and Videographers 10 Scalable Global Platform Best - In - Class Technology, Unified, and Extensible 400+ API Integrations 2 18 Languages 3 24 Currencies Cloud - Based 469mm+ Total Assets Note: All data based on Getty Images and iStock as of Q3 2021, excluding Unsplash . 1 New Customers / Year based on LTM 1H’21. 2 The number of API integrations, inclusive of Unsplash , exceeds 16k. 3 gi.com is currently in 12 languages. Proprietary Data Innovation Engine 400+ Tech Staff Preeminent Global Content Creator and Marketplace

11 Craig Peters Chief Executive Officer Founded Unsplash in 2017 with Broad Experience in Media and Entrepreneurship Mikael Cho Co - Founder & CEO of Unsplash 10 Years with Getty Images Grant Farhall Chief Product Officer 4 Years with Getty Images. Previously with Fresh Direct, Amazon and Time Gene Foca Chief Marketing Officer Nate Gandert Chief Technology Officer 13 Years with Getty Images Kjelti Kellough General Counsel 12 Years with Getty Images Ken Mainardis SVP, Global Head of Content 17 Years with Getty Images Peter Orlowsky SVP, Strategic Development 27 Years with Getty Images Andy Saunders SVP, Creative Content 30 Years with Getty Images Experienced and Proven Management Team 11 15 Years of Experience at Getty Images with Broader Experience in Media, Sports, and Technology Jennifer Leyden Chief Financial Officer 5 Years with Getty Images Lizanne Vaughan Chief People Officer 15 Years with Getty Images

12 Note: Searches, Visitors, Assets, Contributors, and Staff data for Getty Inc. are annualized as of Q3’21, excluding Unsplash . 1 Pro forma for Unsplash acquisition, which closed April 1, 2021. 2 Based on 1H’21 revenue. 3 Exclusive Content Revenue as of LTM Q2’21 4 Please see appendix for a reconciliation of non - GAAP measures. 5 New Customers per Year based on LTM 1H’21. Leading Content Creator and Marketplace Comprehensive product offering across the entire value spectrum Premium library underpinned by exclusive content Search business with built - in feedback loop Trusted long - term relationships with enterprise - level customers $910mm FY’21E Revenue >50% Revenue Derived from Pre - 2019 Images 2 ~2.3bn+ Searches Per Year 100+ Staff Photographers and Videographers 79k+ Exclusive Contributors 469mm+ Total Assets 420k+ New Customers per Year 5 16,000+ API Integrations 1 ~73% FY’21E Gross Margin ~70% Exclusive Content Revenue 3 ~45% FY’21E Subscription Revenue ~32% FY’21E Adj. EBITDA Margin 4 The Getty Images Business at a Glance 12

1 Company Highlights 13 2

14 14 Company Highlights Vast Demand for Visual Content with Significant Whitespace 1 2 Compelling Value Proposition to Clients 3 Premium Content Offering Across Creative and Editorial 4 Growing Customer Subscription Focus 5 Reinvigorated Go - To - Market Strategy Bolstered by Improved Marketing Deployment and Accelerated ROI 14

15 1 Overview of Market Opportunity 15 1 Third Party Consultant Study, October 2021. 2020 TAM figure includes North America, EMEA and ROW. 2 InsightSlice , November 2020. 3 Statista Digital Advertising Spending in the U.S. 2019 - 2024, as of May 21, 2021. 4 PubMatic 2020 Global Digital Ad Trends (2020). 5 Over the Top (OTT) Market - Growth, Trends, and Forecasts (2020 - 2025), Research and Markets – October 2020. 6 Clutch, March 2018. 7 Global Trends in Creative In - housing, World Federation of Advertisers, September 2020. 8 Signalfire , eMarketer . Global Visual Content Production $60bn in digital video ad spend projected to grow to $111bn by 2024 4 $100bn OTT market expected to reach $194bn in 2025 (14% CAGR) 5 Global Creative Economy Global Digital Content Market ‘19 to ‘30 CAGR of 12% 2 16% US Digital Advertising Investment CAGR ‘20 - ’24 3 Global Pre - Shot Image and Video TAM $10.6 Billion 1 ‘21 to ‘26 CAGR of ~6 - 7% 1 61% Of Small Businesses Invest in Social Media Marketing 6 74% Of In - House Creative Teams were Created in the Last 5 Years 7 ~47mm Amateur and ~2mm Professional Creators 8 Compelling Opportunity Supported by Growing Corporate Segment and Content Creation Economy

16 Compelling Value Proposition to Clients Corporations Media Agencies ~51% 1 ~29% 1 ~20% 1 Advertising & social media Sales materials & product presentation Company website & content Internal communications Movies, television, and online videos Photo galleries & sets Articles & books Learning & other related content Advertising campaigns Political campaigns Public relations Sponsorship and endorsements 1 Denotes percentage of 2020 revenue. Simple and scaled access to high - quality visuals and talent, plus easy customization / optimization across projects Significantly reduced investment, environmental impact, and administrative burden relative to in - house / third - party creation Best - in - class, scaled infrastructure offering customers a one - stop shop for instant content access and maneuverability Avoidance of production / access risks, authenticity / copyright risks, and commercial release risks across jurisdictions Creativity and Innovation Cost Efficiency Convenience Reduced Risk 16 2

17 Comprehensive Product Offering Across the Value Spectrum ▪ Premium creative and editorial content, including video, offered mainly to Enterprises ▪ Preeminent Editorial offering with 50+ premium content partners 1 , a comprehensive archive, and a dedicated team of 300+ 2 ▪ Premium Access plans offering frictionless access across all content in one subscription ▪ Budget - conscious creative stills and video across basic to premium plans and various credit packs ▪ Customers are primarily self - serve small and medium - sized businesses (“SMBs”) ▪ Unique among competition with extensive exclusive content ▪ Expansive free stock photo collections targeted to high - growth prosumers and semi - professional creators ▪ Significant and geographically diverse site traffic ▪ Deep API integrations across ~15,000 3 creative services and platforms Note: Getty Images acquired Unsplash on 4/1/21. 1 As of June 30, 2021. 2 As of Q3 2021. 3 As of Q2 2021 . 3 Affordable Premium Long - tail Enterprise SMB Customers Offering 17

18 3 Exclusive and Differentiated Content Well - Positioned Across All Segments Note: All data based on FY 2020, unless otherwise noted . Revenue split p ercentages do not add up to 100% due to rounding and Other Revenue, which accounts for ~2% of total revenue excluding discontinued produ ct s, and which is not shown above . 1 Exclusive Content Revenue as of LTM Q2’21. 2 Based on pre - covid 2019 3 Data as of May 31, 2021. 18 Creative ~66% of Revenue (~43% Annual Subscription) Unique Exclusive Content With 150mm+ Commercially Released Royalty Free Digital Assets Editorial ~33% of Revenue (~54% Annual Subscription) Global Scope and Scale Across 160k+ 2 News, Sport and Entertainment Events Annually, 150mm+ Rights Managed Digital Assets and 135mm+ 3 Archive Images Active vs. Passive Approach 60+ Global Creative Team Members W ork Closely with Exclusive Contributors Differentiated Content with Disproportionate Returns ~70% 1 Revenue from Exclusive Content Investment in Proprietary Research through Exclusive Partnerships 75K+ Exclusive Contributors and Content Partners 300+ 3 Dedicated Editorial Staff 50+ Premium Content Partners 3 Exclusive Rights and Access Award - Winning Specialists Deep Expertise and Capabilities 100+ 3 Staff Photographers and Videographers

19 Annual Subscription Revenue 1 1 Represents annual subscription product revenue as a percentage of total revenue (excluding discontinued products). 2 Based on annual subscriber retention for LTM Q3’21. Note retention is calculated based on LTM vs NTM booked revenue. For example, LTM Q3’21 retention represents LTM Q3’21 booked re venue vs. LTM Q3’20 booked revenue. Historically Strong Retention Complete Range of Subscription Products Growing Customer Subscription Focus 4 Comprehensiveness of Offering 19 ~ 29% ~ 36% ~ 46% ~ 60% FY15A FY17A FY20A Long Term Run-Rate ~ 102% 2 By Revenue LTM Q3’21

20 Efficient New Customer Acquisition Powering High - ROI Growth Significant acceleration in acquisition engine efficiency New customers per million dollars of digital marketing spend New customer revenue for every dollar of digital marketing spend 1 Customer acquisition cost (CAC) 2 ~$160 FY2019 ~6,200 ~10,000 H1'21 ~6,200 ~1.4x H1'21 ~6,200 Strong brands and SEO positioning Data - driven intelligence powering optimization Increased presence and monetization of free offerings Expanded geographic deployment +60% +40% ~35% decline ~6,000 FY2019 ~6,200 ~1.0x FY2019 ~6,200 ~$105 H1'21 ~6,200 1 Represents new customer revenue divided by digital marketing spend for the respective periods. 2 Customer Acquisition Cost (CAC) defined as Total Digital Marketing Spend divided by Total Customers Acquired in the period. 3 2019 figures include discontinued products. 3 3 5

3 Value Creation Opportunity 21

22 Capturing Growth in the Corporate Segment Note: ARPU defined as Average Revenue per Customer. 1 Top 3000 global corporations based on media spend from M ediaRadar (April 2021) and internal 2020 Getty Images global spend by OID. Drive corporate penetration and higher ARPU Leverage growing insourcing of corporate creative work 5% 45% 50% Customer w/ Revenue >$50k p.a. Customer w/ Revenue <$50k p.a. No Direct Relationship Penetration of Top 3,000 Global Corporations 1 Alignment of sales force and marketing Positioned to win new logos and cross - sell Customer service focused to drive customer conversion and loyalty Custom Content driving high ARPU Incentive structure to target corporate customers and cross - sell Continually improving sales force efficiency Management Unlocking Value 22 Compelling Growth Opportunity Sales Force Optimization

23 Increased Video Demand and Cross Promotion on Website Experiences Expanded Sales Emphasis Across Production Segment 23 x Image Partners x Owned Editorial x User Generated Content Continued Investment In... + 25% YTD Q3’21 YoY Growth Music integrated into subscriptions providing additional value and upsell opportunity Capitalizing on Secular Tailwinds in Video x Higher Consumption x Higher Spend Patterns x Quality of Underlying Customer Profile Attractive Customer Trends… ~ 20% ~ 7% Customers Licensing Video 100% 100% Significant Room for Growth Note: Video penetration data as of Q2 2021.

24 1 Represents the % implied growth between total LTM and NTM spend for yearly first purchase video cohorts. iStock Video Editor and Premium Plus Video subscription introduced in 2021 to meet growing video demand First - time video customers spend more after their first video purchase First purchase video customers increasingly grow spend in subsequent year Video Penetration Leading to Positive Customer Outcomes Significant Video Opportunity Driven by Product Innovation and Strong Customer Demand for Video Content Results in Increasingly Attractive Penetration, Utilization and Spend Patterns % Growth in Spend After First Video Purchase 1 55% 88% 2014 2020 % Mix of Existing Customer Growers/Decliners After First Video Purchase 34% 25% 66% 75% 2014 2020 Flat / Decliners Growers

25 ~ 6% ~ 12% 1 2 Marketing Spend as % of Total Revenue 1 Source: Company filings and company information. 1 Based on 2020 financials. 2 Illustrative revenue opportunity based on unit economics of 1H’21 CAC of ~$105 and $685 average revenue per customer in year 3, based on cohorts for FY 2015 – FY 2018. 3 Illustrative revenue growth figure shown based on an additional 1% of incremental marketing spend vs. LTM 1H’21 revenue base. 4 Please see appendix for a reconciliation of non - GAAP measures. Highly attractive upside for Getty Images at the “turn of a dial” driven by compelling unit economics Additional 1% of marketing spend as a percentage of revenue drives estimated ~$60mm 2 of new revenue, or ~7% 3 incremental growth HIGH VALUE CUSTOMERS… …COMBINED WITH HIGHLY PROFITABLE REVENUE FLOW - THROUGH… …PROVIDE FOR SIGNIFICANT VALUATION UPSIDE Potential opportunity ~3x greater average revenue per customer (vs. ~$356 for SSTK) +4% higher 1H’21 Adj. EBITDA margin 4 (vs. ~29% for SSTK) Attractive Marketing ROI Unlocks Significant Growth Potential

26 Vast Opportunity to Increase Penetration Across High Growth Markets Strong brand reputation, existing content and technology capabilities and marketing focus underpin future growth potential in Rest of World markets North America : 54% $437mm Europe : 32% $256mm Rest of World : 12% Indirect : 3% $22mm Source: Company Information and Shutterstock financials. Note: Percentages may not add up to 100% due to rounding. 1 Based on 2020 revenue. Getty Images revenue excludes discontinued products. Please see appendix for a reconciliation of non - GAA P measures. North America: 36% $237mm Europe: 33% $221mm Rest of World: … Rest of World: 31% $209mm Rest of World: 12% $96mm Significant opportunity to focus sales and marketing spend to capture share of rapidly expanding RoW wallet Total revenue: $667mm 1 Total revenue: $810mm 1

27 Unsplash is an established platform with scaled global traffic and API platform integrations Long - tail consumers SMBs Enterprise Extensive content catalogue targeting the long tail consumer Monetize traffic through advertising Expedite monetization through affiliate integration with iStock and free site API integrations Launch Unsplash - branded nano - priced subscription Leverage attractive geographic mix Unsplash M&A Case Study Note: Data for Unsplash as of Q2 2021, unless otherwise noted. 1 Markets include US, Canada, UK, Western Europe, Australia, Japan, China. 1.8bn + Site Downloads 27mm+ Monthly Users 16k+ Integrations Into Platforms and Workflows 58% ’18 – ’20 Traffic Growth CAGR ~50% Traffic from Developed Economies 1 60% ’18 – ’20 Downloads CAGR ~1.6mm Searchable Photos 260k+ Contributors 27

28 Significant Opportunities for Partnerships and Acquisitions Getty Images is Technology and Data - Driven Proprietary data driving search capabilities Scaled content sources Rich metadata, AI and computer vision capabilities Leverage Sponsor’s experience in data, analytics and insights Partnership M&A • Ability to leverage platform to efficiently execute content partnerships and acquisitions within core market segments • Owner of scaled usage data with ability to provide customer insights and drive new value • Owner of structured metadata and owned / exclusive image library to create unique AI / ML / computer vision opportunity • Owner of broad copyright / intellectual property via archive and owned coverage and existing partners creates potential NFT opportunity • Ability to leverage brand, content and customer base to execute acquisitions in adjacent markets Expand Content and Rights Market and Geographic Expansion New Products and Capabilities (e.g., NFTs, etc.) Data & Analytics 28

29 Financial Overview 4 29

30 30 Financial Highlights Highly Durable, Recurring Subscription Base with Strong Retention Rates 1 2 3 4 Sustainable Long - Term Financial Algorithm and Ability to Further De - lever Strong Margins and FCF Conversion Favorable Operating Metrics as Compared to Key Industry Peers and Competitors 5 Resilient, Diversified Business Mix and Flexible Cost Structure Enables Ability to Navigate Varying Economic Conditions

31 459 503 516 532 599 276 296 294 266 296 14 16 13 13 15 $955 $749 $815 $823 $810 $910 $980 FY17A FY18A FY19A FY20A FY21E FY22E Creative Editorial Other 1% (1%) 12% % Growth: Revenue 6% Note: All figures exclude discontinued products . Please see appendix for a reconciliation of non - GAAP measures. 1 FY 2021E – FY 2022E revenue growth rate and FY 2017 – FY 2022E Revenue and Gross Profit CAGRs based on the midpoint of FY 2022E guidance range. % Subscription: 9% $688 $532 $583 $585 $586 $661 $706 71.0% 71.6% 71.1% 72.3% 72.6% 72.0% FY17E FY18A FY19A FY20A FY21E FY22E % margin Gross Profit 39% 44% 46% 45% 36% 3% 31 1 ($ in millions) ($ in millions) Summary Financial Overview 46% Strong average annual growth despite COVID effect on Editorial

32 $256 $110 $162 $197 $224 $240 $264 FY17A FY18A FY19A FY20A FY21E FY22E Note: Please see appendix for a reconciliation of non - GAAP measures. 1 Adj. EBITDA is defined as public company adjusted for non - recurring and discontinued items. Adj. EBITDA margin based on revenue excluding discontinued products. 2 FY 2017 – FY 2022E CAGRs based on the midpoint of FY 2022E guidance range. 3 FY 2022E Adj. EBITDA includes ~$9 million of public company costs (BOD, D&O, additional headcount and audit and professional fee s). 4 Free Cash Flow is defined as Adj. EBITDA – Recurring Capex. 5 % Conversion is defined as Free Cash Flow / Adj. EBITDA. 6 Includes one - time time capex items of ~$7 million related to Salesforce Implementation and Platform Unification in 2017, and ~$ 4 million related to Cloud Migration in 2018. 7 Based on recurring capex divided by revenue excluding discontinued products. Adj. EBITDA 1 Free Cash Flow 4 83.3% 82.2% 81.2% 76.9% 65.6% % Conversion 5: 3 32 7 ($ in millions) ($ in millions) Summary Financial Overview (Cont’d) $44.9 $51.8 $ 45.5 $52.4 $64.3 $55.1 5.5% 5.7% 5.5% 6.0% 7.7% 5.7% Capex 6 : Capex % of revenue 7 : $310 $167 $211 $243 $269 $292 $320 22% 26% 30% 33% 32% 33% FY17A FY18A FY19A FY20A FY21E FY22E % margin 82.5%

33 0.5% 7.4% 4.3% 3.8% 3.2% 4.8% 14.4% CAGR 2017 - 2019 YTD Q3'19 vs. YTD Q3'21 Impact of Excluding COVID Affected Products Impact of Excluding Discontinued Products Reported Growth is Accelerating Creative has accelerated from 6% to 15% growth, driven by simplicity of RF Stills and growth in Video Adjusting for COVID impacted products, Editorial growth has strengthened Overall company growth has tripled 1 % growth excluding discontinued products. 2 % growth excluding COVID impacted products. 3 % growth excluding discontinued products and COVID impact. - 0.8% 9.4% 6.8% 5.4% 6.0% 14.8% CAGR 2017 - 2019 YTD Q3'19 vs. YTD Q3'21 Reported Impact of Excluding Discontinued Products 3.5% 8.9% 3.2% 12.4% CAGR 2017 - 2019 YTD Q3'19 vs. YTD Q3'21 Reported Impact of Excluding COVID Affected Products 1 1 2 3 3 Impact driven primarily by reduction in sporting and entertainment events Accelerated New Customer Growth Optimized Sales Organization Fully Transitioned to Royalty Free Creative Model Full Complement of Subscription Offerings Introduction of Custom Content Eliminated Go - forward Drag from Discontinued / Legacy Products 33 Creative Revenue Growth Editorial Revenue Growth Total Company Revenue Growth

34 Differentiated on Business and Performance Source: Company Management, Public filings. Note: Data as of Q3 YTD, unless otherwise noted. 1 Getty Images’ growth is adjusted for discontinued product impacts and the acquisition of Unsplash ; Getty Images’ reported revenue growth was 14.2%; Shutterstock’s reported growth was 16.9%, which included 4.2% for its Turbosquid and PicMonkey acquisitions; 2 Getty Images’ calculation is based on direct booked revenue (LTM 09/30) divided by number of purchasing customers; 3 Adj. EBITDA is a non - GAAP financial measure and is defined as public company adjusted for non - recurring and discontinued items. Adj. EBITDA margin based on revenue excluding discontinued products. Please s ee appendix for a reconciliation of non - GAAP measures. 33% Adj. EBITDA Margin 3 27% > 45% % Subscription Revenue 42% > ~$1,117 Average Revenue Per Customer 2 ~$361 > Organic Revenue Growth 1 14.2% 12.6% > 34 50+ Premium Content Partners <10 > 79k+ Exclusive Contributors -- >

35 656 688 672 715 766 FY17A FY18A FY19A FY20A LTM Q3'21A Total Purchasing Customers 1 Total Active Annual Subscribers 2 LTM Annual Subscriber Revenue Retention Rate 3 30 45 53 59 70 FY17A FY18A FY19A FY20A LTM Q3'21A 98.7% 101.3% 97.5% 87.9% 102.3% FY17A FY18A FY19A FY20A LTM Q3'21A 1 Based on booked revenue. Excludes Latam , Turkey and Israel. 2 Excludes Brazil, Latam , Turkey, Israel and Indirect. Thinkstock is included for periods prior to 2019. 3 Annual subscriber includes customers on iStock Annuals, Premium Access, Editorial Subscription, MMS and Custom Content. Excludes Brazil, Latin America, Turkey, Indirect and U U. Excludes Thinkstock and RM ALC. (in thousands) ( in thousands) COVID Impacted Annual Paid Download Volume 57 68 84 83 87 FY17A FY18A FY19A FY20A LTM Q3'21A (in millions) 35 Getty Images Excels Across Key Performance Indicators

36 1 Attachment is calculated as % of downloaders who downloaded video from all offerings (inclusive of subscription and non - subscrip tion products). Getty Images Excels Across Key Performance Indicators (Cont’d) 322 362 400 426 450 FY17A FY18A FY19A FY20A LTM Q3'21A Image Collection Video Collection 7 9 12 17 19 FY17A FY18A FY19A FY20A LTM Q3'21A Video Attachment Rate 1 7.9% 9.2% 10.3% 10.9% 12.1% FY17A FY18A FY19A FY20A LTM Q3'21A (in millions) (in millions)

37 ~45% 1 of subscription revenue with a global customer success sales team dedicated to maintaining and upselling renewals Getty Images has a Predictable and Adaptable Financial Model Consistently strong revenue retention rates across both subscription and non - subscription products Accelerating new customer growth driven by efficient and nimble marketing deployment Stable high gross margins with steady and scalable cost base Proven history of navigating periods of economic downturn and mitigating negative revenue impacts via disciplined cost management 1 2 3 4 37 1 As of 1H’21.

38 Getty Images has a Long - Term Financial Algorithm to Drive Value Long - Term Organic Growth Model Revenue Growth Adj. EBITDA Growth Adj. EBITDA Margin Capex as a % of Revenue 5% - 7%+ 8% - 11% Mid 30%’s 5.5% - 6% Adj. Gross Profit Margin Low 70%’s Additional Potential Upside from Acquisitions and New Products / Capabilities Across the Creative Economy (e.g., NFTs, Data) 38 “Odd - Even” Year Growth Cycle: $10m - $12m of incremental revenue during even years as growth is impacted by benefit from US election cycle and sporting events (Olympics, World Cup, etc.) Note: Change in NWC is not material.

39 ~ 3.2x ~2.5x – 3.0x Pro Forma Target Target Net Debt / Adj. EBITDA 4 Investment in Marketing to Drive Growth Investment in Data Capabilities and Technology to Drive Product Innovation Opportunistically Evaluate M&A Balance Capital Structure and Shareholder Return Priorities for Cash Flow Spend 1 Levered Pre - Tax Free Cash Flow is defined as Adj. EBITDA less capital expenditures, interest and other adjustments. 2 Based on proposed transaction structure, reflecting estimates for 3/31/2022. 3 Based on midpoint of guidance range for FY 2022E Adj. EBITDA. 4 Please see appendix for a reconciliation of non - GAAP measures . Pro forma net leverage ratio may vary depending on redemption levels and cash availability. 5 Assumes a full year of interest expense savings after de - levering to 3.2x. 6 Expectation based on long term organic growth model, using excess cash flow to pay down debt. Capital Structure and Cash Flow Priorities $11 $47 $76 $117 $151 $200+ FY17A FY18A FY19A FY20A FY21E Pro Forma Levered Pre - Tax Free Cash Flow 1 2 3 Expect to be within target leverage range within 24 months 6 ($ in millions) Pro forma 5 for this transaction, including debt paydown & repricing / refinancing, we expect $200mm+ in Levered Pre - Tax FCF, representing a ~$55mm uplift

4 Valuation Overview 40 40 5

41 Getty Images is positioned at the intersection of the creative and information economies Getty Images Comparable Universe Framework Getty Images is positioned at the intersection of the creative and information economies Editorial (~33% 1 ) Comparability Valuation (2022E) EV/Revenue: 4.9x EV/Adj. EBITDA: 19.8x Creative (~66% 1 ) Digital Content Information Economy EV/Revenue: 3.1x EV/Adj. EBITDA: 19.4x SMB Marketplaces Creative Tools Creative Economy Group Median: EV/Revenue: 10.5x EV/Adj. EBITDA: 30.2x 3 Group Median: EV/Revenue: 5.7x EV/Adj. EBITDA: 36.7x IP Monetization Group Median: EV/Revenue: 4.6x EV/Adj. EBITDA: 21.3x Source: Company filings, Wall Street Research and FactSet as of 12/8/2021. 1 Represents percent of FY 2020 revenue excluding discontinued products. percentages do not add up to 100% due to rounding and Other Revenue, which accounts for ~2% of total revenue excluding discontinued products, and which is not shown above. 2 Getty Images enterprise value includes rollover vested options on a post - exercise basis, assuming net exercise at a $10.00 share price. Does not include unvested rollover options. FY 2022E Revenue and Adj. EBITDA based on midpoint of guidance. FY 2022E Adj. EBITDA includes ~$9mm of public company costs (BOD, D&O, additional headcount and audit and professional fees). Please see appendix for a reconciliation of non - GAAP measures. 3 Adj. EBITDA multiples only use margin positive businesses in the calculation, and multiples less than 70.0x. EV/Revenue: 5.0x 2 EV/Adj. EBITDA: 15.2x 2

6 Appendix 42 42

43 Source: Company filings. Revenue figures exclude discontinued products. Adj. EBITDA is a non - GAAP financial measure and is defined as public company adjusted for non - recurring and discontinued items. Adj. EBITDA margin based on revenue excluding discontinued products. Please see appendix for a reconciliation of non - GAAP measures. 1.8% 13.7% 45.1% 46.0% 46.6% $203 $206 $235 Q3 '19 Q3 '20 Q3 '21 23.1% 4.3% 30.5% 36.9% 33.8% % YoY growth % margin % YoY growth % subscription $62 $76 $79 Q3 '19 Q3 '20 Q3 '21 Q3 at a Glance Revenue Adj. EBITDA Commentary % Growth vs Q3 ’19 (pre - COVID): 15.8% % Growth vs Q3 ’19 (pre - COVID): 28.4% ● Q3 2021 was the largest reported revenue quarter in Getty Images' history ● Revenues grew across all geographies and products ● % subscription increased to 46.6% ● Delta between revenue and EBITDA growth driven by: ̶ Challenging year - on - year comparison given reduced cost structure as the company navigated COVID in 2020 (Q3 2020 included salary reductions and bonus elimination actions which were reversed in Q4 2020) ̶ Higher projected bonus / commissions payout in 2021 due to strong financial performance ($ in millions) ($ in millions)

44 Source: Company filings. Note. All figures are adjusted and exclude discontinued products. Video revenue embedded under both Creative and Editorial. Excludes Other revenue ($4.2mm). $126 $136 $147 Q3 '19 Q3 '20 Q3 '21 $73 $68 $83 Q3 '19 Q3 '20 Q3 '21 Strong Growth in Creative & Editorial 7.6% 8.3% 42.6% 42.2% 42.9% % YoY growth (7.5%) 23.4% 49.9% 53.8% 53.6% % YoY growth % subscription % Growth vs Q3 ’19 (pre - COVID): 16.5% % Growth vs Q3 ’19 (pre - COVID): 14.2% % subscription ($ in millions) ($ in millions) Creative 63% of Revenue Editorial 35% of Revenue

45 Shutterstock Note: Normalized YoY Growth: Getty Images' growth is adjusted for COVID and discontinued product impacts; Acquisitions include PicMonkey and Turbosquid for Shutterstock and Unsplash for Getty Images. Shutterstock reported the combined impact in their Q3’21 10Q. Figures may not add up to totals due to rounding. Getty Images Discontinued Impact Getty Images' YoY Revenue Growth Outpaced SSTK's for Sep’21 YTD 14.2% 14.9% 14.2% 16.9% 12.6% 0.6% (0.7)% (4.2)% Total Reported Growth Rights Managed Normalized Reported Growth Acquisition Total Organic Growth Total Reported Growth Acquisitions Total Organic Growth

46 Illustrative Benchmarking Analysis Source: Company filings and FactSet as of 12/8/2021. Note: Growth rates over 100% are not considered meaningful. Getty Images FY 2022E Revenue and Adj. EBITDA based on midpoint o f g uidance. FY 2022E Adj. EBITDA includes ~$9mm of public company costs (BOD, D&O, additional headcount and audit and professional fees). 1 Please see appendix for a reconciliation of non - GAAP measures. 2 CY2021E – CY2022E Growth rate excludes incremental public company costs in 2022E relative to 2021E for comparability. 6.3% 8.3% 19.4% 10.7% 25.6% 24.9% 15.3% 8.9% 20.5% 19.3% 9.5% 10.5% 7.4% 32.6% 25.0% 28.6% 23.6% 10.1% 6.3% 49.5% 20.1% 9.1% 14.4% 22.7% 20.6% 16.0% CY2021E – CY2022E Revenue growth CY2022E Adj. EBITDA Margin SMB Marketplaces Creative Tools IP Monetization Median: 22.1% Median: 17.3% Median : 10.0% Median: 16.9% Median: 17.3% Median: 21.7% Information Economy Creative Economy 46 9.6% 10.7% 16.7% 19.9% NM NM 14.1% 17.6% NM 16.6% 13.5% 14.1% 10.3% CY2021E – CY2022E Adj. EBITDA Growth Median: 18.3% Median: 16.6% Median: 13.8% 1 1 2

47 Illustrative Benchmarking Analysis (Cont’d) 5.0x 4.9x 12.8x 3.7x 14.5x 8.2x 17.0x 3.9x 5.8x 5.6x 5.0x 4.2x 3.1x 15.2x 19.8x 44.7x 15.6x NM NM 34.4x 19.4x 64.0x 38.9x 22.2x 20.3x 19.4x ($ in billions) Enterprise Value Source: Company filings and FactSet as of 12/8/2021. Note: Multiples over 70.0x are not considered meaningful. Note: Getty Images FY 2022E Revenue and Adj. EBITDA based on midpoi nt of guidance. FY 2022E Adj. EBITDA includes ~$9mm of public company costs (BOD, D&O, additional headcount and audit and professional fees). 1 Getty Images enterprise value includes rollover vested options on a post - exercise basis, assuming net exercise at a $10.00 shar e price. Does not include unvested rollover options. 2 Please see appendix for a reconciliation of non - GAAP measures. EV / CY2022E Revenue EV / CY2022E Adj. EBITDA SMB Marketplaces Creative Tools Information Economy Creative Economy IP Monetization Median: 10.5x Median: 5.7x Median: 4.6x Median: 30.2 x Median: 36.7x Median: 21.3x 47 2 $4.8 $4.1 $35.1 $15.4 $5.4 $5.1 $313.5 $1.7 $9.0 $5.2 $52.1 $25.2 $6.9 1

48 GAAP vs. Non - GAAP Reconciliation Historical Projections Fiscal Year, Fiscal Year, ($ in millions) 2017A 2018A 2019A 2020A 2021E 2022E Revenue, Reported $838 $868 $846 $814 $910 $955-$980 (-) Discontinued Products 1 (89) (53) (24) (3) (0) - Revenue (Excl. Discontinued Products) $749 $815 $823 $810 $910 $955-$980 Gross Profit, Reported $597 $621 $601 $588 $661 $688-$706 (-) Discontinued Products 1 (65) (38) (16) (2) 0 - Gross Profit (Excl. Discontinued Products) $532 $583 $585 $586 $661 $688-$706 % Revenue (Excl. Discontinued Products) 71.0% 71.6% 71.1% 72.3% 72.6% 72.0% Net Income / (Loss), Reported ($109) ($57) ($51) ($39) (+) D&A 212 119 106 99 (+) Interest Expense, net 142 142 135 125 (+/-) Income Tax Expense / (Benefit) (36) 19 26 10 EBITDA, Reported $208 $223 $217 $195 (+) Equity-Based Compensation 13 10 8 8 (+) Restructuring Costs 10 17 7 9 (+) Gain on Debt Ext. & Modification Expenses - - 7 1 (+) Non-Recurring Operating Expenses 2 6 5 1 0 (+/-) FX Gains/Losses and Other Expenses 3 (6) (6) 19 59 (-) Discontinued Products 1 (65) (38) (16) (2) Adj. EBITDA 4 $167 $211 $243 $269 $292 $310-$320 % Revenue (Excl. Discontinued Products) 22.3% 25.8% 29.5% 33.2% 32.1% 32-34% Revenue Adj. EBITDA Gross Profit 1 Represents the removal of the historical revenue and gross margin for discontinued products (e.g., Rights Managed, Thinkstock , Unauthorized Use). 2 Non - recurring expense related to the impairment of long - lived assets, accretion on leases, legal claim settlements and income / loss from equity investments. 3 Includes Gain/Losses on FX Currency, Gain/Losses on FV of Hedge Derivatives and Interest Income from Investments. 4 FY 2022E Adj. EBITDA includes ~$9mm of public company costs including BOD, D&O, additional headcount and audit and profession al fees.

49 ($ in mm) Q3 2019 Q3 2020 Q3 2021 Revenue, Reported $209 $207 $235 (-) Discontinued Products 1 (7) (1) (0) Revenue (Excl. Discontinued Products) $203 $206 $235 Gross Profit, Reported $148 $151 $172 (-) Discontinued Products 1 (4) (1) 0 Gross Profit (Excl. Discontinued Products) $144 $150 $172 % Revenue (Excl. Discontinued Products) 71.0% 72.8% 73.3% Net Income / (Loss), Reported ($18) ($17) $31 (+) D&A 26 25 25 (+) Interest Expense, net 35 31 31 (+/-) Income Tax Expense / (Benefit) 34 15 8 EBITDA, Reported $77 $54 $96 (+) Equity-Based Compensation 2 2 2 (+) Restructuring Costs 2 1 (0) (+) Gain on Debt Ext. & Modification Expenses - - - (+) Non-Recurring Operating Expenses 2 1 (0) 0 (+/-) FX Gains/Losses and Other Expenses 3 (17) 20 (18) (-) Discontinued Products 1 (4) (1) 0 Adj. EBITDA $62 $76 $79 % Revenue (Excl. Discontinued Products) 30.5% 36.9% 33.8% Revenue Gross Profit Adj. EBITDA 1 Represents the removal of the historical revenue and gross margin for discontinued products (e.g., Rights managed, Thinkstock , a nd Unauthorized Use). 2 Non - recurring expense related to the impairment of long - lived assets, accretion on leases, legal claim settlements and income / loss from equity investments. 3 Includes Gain/Losses on FX Currency, Gain/Losses on FV of Hedge Derivatives, and Interest Income from Investments. GAAP vs. Non - GAAP Reconciliation (Cont’d)

50 • Produce and provide authentic visuals that represent diversity of thought, background and perspective • Preserve and promote historic content of under - represented communities, such as through the HBCU preservation project • Investments to combat algorithmic bias • Carbon efficient customer solution through reduced travel and in - market resources • Investment in sustained environmental coverage across climate, wildfires, deforestation, species impacts and corresponding political and social impacts • Leadership team with a combined nearly 300 years experience and >150+ years of tenure at Getty Images • Frequent, strict reporting requirements due to existing debt securities Environmental Social Governance Environmental, Social and Governance Considerations

51 51 The risks presented below are certain of the general risks related to the business, industry and ownership structure of Griff ey Global Holdings, Inc. and its subsidiaries (collectively, the “Company”) and are not exhaustive. The list below is qualified in its entirety by disclosures contained in future filings by the Company, its affiliates or by third parties with the United States Se curities and Exchange Commission (“SEC”). These risks speak only as of the date of the presentation, and neither the Company nor CC Neuberger Principal Holdings II undertake any obligation to update the disclosures contained herein. The risks highlighted in future filings with the SEC may differ significantly from and will be more extensive than those presented below. Additional r is ks related to the Company in connection with and following the consummation of the Business Combination are described above unde r “ Forward Looking Statements” and elsewhere under “Disclaimer”. In making any investment decision, you should rely solely upon independent investigations made by you. You acknowledge that you are not relying upon, and have not relied upon, any of the following summary of risks or any other statement, representation or warranty made by any person, firm or corporation, other than the statements, representations and warranties of the Company and CC Neuberger Principal Holdings II explicitly containe d i n any subscription agreement you enter into in connection with the contemplated investment. You acknowledge that you have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an inv est ment in the Company, and you have sought such accounting, legal and tax advice as you have considered necessary to make an informed investment decision. Risks Related to the COVID - 19 Pandemic • The effect of the COVID - 19 pandemic on our operations, and the operations of our customers, partners and suppliers, has had, and is expected to continue to have an effect on our business, financial condition, cash flows and results of operations. • The impact of worldwide economic, political and social conditions may adversely affect our business and results of operations . Operational Risks Relating to Our Business • Our business depends in large part on our ability to attract new and retain existing and repeat customers. • We may be unable to offer relevant quality and diversity of content to satisfy customer needs, including due to an inability to license content owned by third parties, which may become unavailable to us on commercially reasonable terms or may not be available at all. • Our business is highly competitive, and we face intense competition from a number of companies, which could reduce our revenu es, margins and results of operations. • We may be unsuccessful in executing our business strategy. • Failure to achieve our projected cost savings could adversely affect our results of operations and eliminate potential fundin g f or growth. • We may lose the right to use “Getty Images” trademarks in the event we experience a change of control or otherwise exceed the pe rmitted usage of this trademark. • We operate in new and rapidly changing markets, which makes it difficult to evaluate our future prospects and may increase th e r isk that we will not be successful. • Expansion of our operations into new products, services and technologies, including content categories, is inherently risky a nd may subject us to additional business, legal, financial and competitive risks. • If we cannot continue to innovate technologically or develop, market and sell new products and services, or enhance existing tec hnology and products and services to meet customer requirements, our ability to grow our revenue could be impaired. • The manner in which our customers’ industries change could adversely affect our future revenues and limit our future growth p ros pects. • We rely on third parties to drive traffic to our website, and these providers may change their search engine algorithms or pr ici ng in ways that could negatively affect our business, results of operations, financial condition and prospects. • Our operation in and continued expansion into international markets is important for our business. As we continue to expand i nte rnationally, we face additional business, political, regulatory, operational, financial and economic risks, any of which could increase our costs or otherwise limit our growth. • Unless we increase customer and supplier awareness of certain of our new and emerging products and services, our revenue may not continue to grow. • The impact of currency fluctuations could adversely and materially affect our business and results of operations. • We may be unable to adequately maintain, adapt and upgrade our websites and technology systems to ingest and deliver higher q uan tities of new content and allow existing and new customers to successfully search for our content. • We may not be able to continue the growth of our business at rates reflective of our historical growth rates or at all. • We may not meet our growth objectives and strategies, which may impact our competitiveness and results of operations. • Technological interruptions that impair access to our websites or the efficiency of our websites and technology systems could da mage our reputation and brand and adversely affect our results of operations. • Our failure to protect the proprietary information of our customers and our networks against security breaches could damage o ur reputation and expose us to liability and protracted and costly litigation. • We may not be successful in acquiring or integrating new content and product lines. Risks Relating to Personnel • The loss of key personnel, an inability to attract and retain additional personnel or difficulties in the integration of new mem bers of our management team into our company could affect our ability to successfully grow our business. • We may be exposed to risks related to our use of independent contractors. Risks Related to Our Intellectual Property and Confidential Information • Our business and prospects would suffer if we are unable to protect and enforce our intellectual property rights and confiden tia l information. • Our products and services may infringe on intellectual property rights of third parties, which could require us to incur subs tan tial costs and distract our management. Risk Factors

52 52 Risk Factors (Cont’d) Risks Relating to Legal and Regulatory Matters • An increase in government regulation of the industries and markets in which we operate, including with respect to the interne t a nd e - commerce, could have a negative impact on our business. • Our operations may expose us to greater than anticipated income and transaction tax liabilities that could harm our financial co ndition and results of operations. • We collect, store, process, transmit and use personally identifiable information and other data, which subjects us to governm ent al regulation and other legal obligations in many jurisdictions related to privacy, information security and data protection. Our actual or perceived failure to comply with such legal obligations by us, or by our third - party service providers or our partners, could harm our business. • We are subject to payments - related risks that may result in higher operating costs or the inability to process payments, either of which could harm our financial condition and results of operations. • If our goodwill or other intangible assets become impaired, we may be required to record a significant charge to earnings. • Our ability to obtain additional capital on commercially reasonable terms may be limited. • We are, from time to time, subject to various litigation, the unfavorable outcomes of which might have a material adverse eff ect on our financial condition, results of operations and cash flow. Risks Related to CC Neuberger Principal Holdings II’s Securities • If the Business Combination’s benefits do not meet the expectations of investors, shareholders or financial analysts, the mar ket price of CC Neuberger Principal Holdings II’s securities may decline after the closing of the Business Combination. • An active trading market for CC Neuberger Principal Holdings II’s Class A ordinary shares may not be available on a consisten t b asis to provide shareholders with adequate liquidity. The share price may be extremely volatile, and shareholders could lose a significant part of their investment. • CC Neuberger Principal Holdings II’s Class A ordinary shares may fail to meet the continued listing standards of The New York St ock Exchange (“NYSE”), and additional shares may not be approved for listing on NYSE. • Because the Company has no current plans to pay cash dividends for the foreseeable future, you may not receive any return on inv estment unless you sell your shares for a price greater than that which you paid for them. • If, following the business combination, securities or industry analysts do not publish or cease publishing research or report s a bout the Company, its business, or its market, or if they change their recommendations regarding the Company’s securities adversely, the price and trading volume of the Company’s securities could decline. Risks Related to CC Neuberger Principal Holdings II and the Business Combination • The combined company will incur significant increased expenses and administrative burdens as a public company, which could ha ve an adverse effect on its business, financial condition and results of operations. • CC Neuberger Principal Holdings II Sponsor LLC (“Sponsor”) and each of CC Neuberger Principal Holdings II’s officers and dire cto rs agreed to vote in favor of the Business Combination, regardless of how CC Neuberger Principal Holdings II’s other shareholders vote. • Since the Sponsor and CC Neuberger Principal Holdings II’s directors and executive officers have interests that are different , o r in addition to (and which may conflict with), the interests of CC Neuberger Principal Holdings II’s other shareholders, a conflict of interest may exist in determining whether the Business Combination with the Company is appropriate as CC Neuber ger Principal Holdings II’s initial business combination. Such interests include that the Sponsor and CC Neuberger Principal Holdings II’s directors and executive officers, may lose their entire investment if a business combination is not c omp leted, and that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete the proposed Business Combination, even if it is with a less favorable target company or on less favorable terms to sha reholders, rather than liquidate CC Neuberger Principal Holdings II. • The ability to successfully effect the Business Combination and to be successful thereafter will be totally dependent upon th e e fforts of key personnel, some of whom may be from CC Neuberger Principal Holdings II and the Company, and some of whom may join the Post - Combination Company following the initial Business Combination. The loss of key personnel or the hirin g of ineffective personnel after the Business Combination could negatively impact the operations and profitability of the post - combination business. • CC Neuberger Principal Holdings II and the Company expect to incur significant transaction costs in connection with the Busin ess Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for corporate purposes by CC Neuberger Principal Holdings II if the Business Combinat ion s not completed. • The ability of CC Neuberger Principal Holdings II’s shareholders to exercise redemption rights with respect to a large number of outstanding CC Neuberger Principal Holdings II Class A ordinary shares could increase the probability that the Business Combination would be unsuccessful. • The Company’s operating and financial forecasts, which were presented to the CC Neuberger Principal Holdings II Board of Dire cto rs, may not prove accurate. • The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all. • Past performance by CC Neuberger Principal Holdings II, including its management team and affiliates, may not be indicative o f f uture performance of an investment in CC Neuberger Principal Holdings II or the Post - Combination Company.